 Exhibit 99.31

FORM 51-102F3

Material Change Report

Item 1   Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2   Date of Material Change

May 21, 2020.

Item 3   News Release

A news release announcing the closing of the Offering (as defined below) was issued by Greenbrook on May 21, 202o through the facilities of Business Wire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4   Summary of Material Change

On May 21, 2020, Greenbrook announced the closing of its previously-announced public offering (the “Offering”) of common shares (the “Offered Shares”). The Offering was made pursuant to an agency agreement (the “Agency Agreement”) entered into among Bloom Burton Securities Inc. and Clarus Securities Inc., as co-lead agents, Canaccord Genuity Corp., Desjardins Securities Inc. and Stifel GMP (collectively, the “Agents”) and Greenbrook. Pursuant to the Offering, Greenbrook issued a total of 9,093,940 Offered Shares at a price of C$1.65 per Offered Share for gross proceeds of approximately C$15 million.

Item 5   Full Description of Material Change

5.1 - Full Description of Material Change

On May 21, 2020, Greenbrook announced the closing of its previously-announced Offering of Offered Shares. The Offering was made pursuant to the Agency Agreement. Pursuant to the Offering, Greenbrook issued a total of 9,093,940 Offered Shares at a price of C$1.65 per Offered Share for gross proceeds of approximately C$15 million.

Greenbrook intends to use the net proceeds from the Offering to fund operating activities and for other working capital and general corporate purposes.

The Agents have a 30-day over-allotment option to sell up to an additional 15% of the number of Offered Shares sold as part of the Offering.

As part of the Offering, Greybrook Health Inc. and 1315 Capital II, LP, each of whom is an insider of Greenbrook, purchased 848,485 Offered Shares and 2,545,455 Offered Shares, respectively. The participation of insiders of Greenbrook in the Offering constitutes a “related party transaction” (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) for Greenbrook. Greenbrook has relied on the exemptions contained in sections 5.5(c) and 5.7(1)(a) of MI 61-101 from the valuation and minority shareholder approval requirements in MI 61-101 in respect of the insiders’ participation. Greenbrook did not file a material change report 21 days prior to the closing of the Offering as the details of the participation of “related parties” in the Offering were not known at such time.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8   Executive Officer

For further information, please contact Erns Loubser, Chief Financial Officer and Treasurer, at (855) 797-4867.

Item 9   Date of Report

May 21, 2020.